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Exhibit 99.10

        June 6, 2002

For Immediate Release

For Further Information Contact:

Bruce R. Lauritzen
Chairman of the Board
402-341-0500

Timothy D. Hart
Secretary, Treasurer
402-341-0500

TRADED: OTC Bulletin Board
SYMBOL: FINN

FIRST NATIONAL ANNOUNCES A PURCHASE OFFER TO ALL ODD LOT
SHAREHOLDERS

        OMAHA, NE June 6, 2002—First National of Nebraska (OTCBB: "FINN"), today announced that it had commenced an offer to purchase all shares of its common stock held by shareholders who own 99 or fewer shares. The price to be paid for those shares purchased in the offer is $3,500 per share. The offer will expire on July 10, 2002.

        If after completion of the purchase offer there are fewer than 300 shareholders of record, First National intends to deregister its common stock with the Securities and Exchange Commission and become a private company.

        On June 5, 2002, the closing price of First National's common stock on the OTCBB was $2,950.

        The Company engaged Keefe, Bruyette & Woods, Inc., a nationally recognized investment banking firm specializing in the debt and equity securities of banking companies, to act as its financial advisor and dealer manager for the offer.

        "I believe the offer gives First National shareholders an opportunity to sell shares at a premium price. The timing is especially important given the possibility that future trading in the stock may be even less than the already thin market," said Bruce R. Lauritzen, Chairman.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of First National. The offer is only made pursuant to the Offer to Purchase and related materials that First National is sending to its shareholders. Shareholders are encouraged to read those materials carefully for important information.

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Exhibit 99.10